ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

03 OCT 30 AM 7:21

22 October 2003

03037007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

for S Proulou

Andrew Geddes
Corporate Communications

encls

10/30

ventracor

The ALFRED

asx announcement

Artificial Heart Pilot Trial Update – Third Implant

Wednesday 22 October 2003: Medical investigators today announced the third implant of Australia's 'artificial heart' at The Alfred hospital in Melbourne.

Chief Medical Investigator, Professor Don Esmore said the patient was currently in a critical but stable condition and was being closely monitored and assessed.

Professor Esmore said "At the time of surgery the patient was gravely ill and the procedure to implant the VentrAssist™ system was the only option left for the patient."

Further updates will be provided in due course.

Two patients previously implanted with the VentrAssist™ system continue to progress satisfactorily whilst at home.

This is the third implant of a series of up to 10 implants of the VentrAssist ™ left ventricular assist system (LVAS) as part of a Pilot Trial at The Alfred hospital to evaluate the safety of the device. At the discretion of the medical investigators, further patients are expected to be enrolled in due course.

The trial results will be based on outcomes from all 10 patients. While individual outcomes are very important, it is the accumulation of all data on the safety of the device that will decide the outcome of the trial.

Patients who are eligible to be implanted with the VentrAssist™ system are gravely ill. They are not eligible for heart transplantation and are no longer responding to optimal medical therapy.

For more information, please contact:

Michael Spooner
Ventracor Limited
Managing Director & CEO
02 9406 3088

Trisha Lee
The Alfred
Public Affairs Manager
03 9276 2354